EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

years ended December 31,	2011	2010	2009	2008	2007

Income before income taxes	$2,809	$1,890	$2,734	$2,462	$2,128

Fixed charges
Interest costs(1)	132	148	145	165	136
Estimated interest in rentals(2)	68	61	57	54	52

Fixed charges as defined	200	209	202	219	188

Adjustments to income
Interest costs capitalized	(40)	(33)	(28)	(17)	(12)
Net losses (gains) of less than majority-owned affiliates, net of dividends	4	(1)	—	1	—

Income as adjusted	$2,973	$2,065	$2,908	$2,665	$2,304

Ratio of earnings to fixed charges(3)	14.87	9.88	14.40	12.17	12.26

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax special charges included in “Income before income taxes,” the ratio of earnings to fixed charges was 16.74, 15.05, 15.19, 12.97 and 13.25 in 2011, 2010, 2009, 2008 and 2007, respectively.

2011:	$192 million business optimization charge, $103 million of charges principally related to asset impairments and a contribution to the Baxter International Foundation charges and a $79 million charge relating to the resolution of litigation pertaining to average wholesale prices and certain historical rebate and discount adjustments.

2010:	$588 million charge relating to infusion pumps, $257 million business optimization charge, $112 million impairment charge, $62 million litigation-related charge, $34 million of charges relating to acquired in-process research and development (IPR&D) and a $28 million charge to write down accounts receivable in Greece.

2009:	$79 million business optimization charge, $27 million charge relating to infusion pumps and a $54 million impairment charge.

2008:	$125 million charge relating to infusion pumps, $31 million impairment charge and $19 million of charges relating to acquired IPR&D.

2007:	$70 million charge for restructuring, $56 million charge relating to litigation and $61 million of charges relating to acquired IPR&D.